EXHIBIT 99.1

FIRSTSERVICE CORPORATION

MANAGEMENT’S REPORTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of FirstService Corporation (the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate.  The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit Committee consisting of three independent directors.  The Audit Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent auditors of the Company by the shareholders.  As auditors, PricewaterhouseCoopers LLP obtain an understanding of the Company’s internal controls and procedures for financial reporting to plan and conduct such audit procedures as they consider necessary to express their opinion on the consolidated financial statements. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded six individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2008.   The total assets and total revenues of these majority-owned entities of the Company represent 1.6% and 1.4%, respectively, of the related consolidated financial statement amounts including discontinued operations as at and for the nine-month period ended December 31, 2008.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2008, has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors as stated in their report which appears herein.

/s/ Jay S. Hennick Chief Executive Officer	/s/ John B. Friedrichsen Chief Financial Officer

October 30, 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of FirstService Corporation

We have completed integrated audits of FirstService Corporation’s December 31, 2008 and March 31, 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008.  Our opinions, based on our audits, are presented below.

Consolidated financial statements
We have audited the accompanying consolidated balance sheets of FirstService Corporation as at December 31, 2008 and March 31, 2008, and the related consolidated statements of earnings, shareholders’ equity and cash flows for the nine-month period ended December 31, 2008 and in the year ended March 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2008 and March 31, 2008 and for the nine months and year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and March 31, 2008 and the results of its operations and its cash flows for nine-month period ended December 31, 2008 and in the year ended March 31, 2008 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 12 to the consolidated financial statements, on January 1, 2009, the Company adopted SFAS No. 160, Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, and retrospectively adjusted all periods presented in the consolidated financial statements for the change.

Internal control over financial reporting
We have also audited FirstService Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded six individually insignificant entities acquired by the Company from its assessment of internal control over financial reporting as at December 31, 2008 because these entities were acquired by the Company in purchase business combinations during the nine-month period ended December 31, 2008.  The total assets and total revenues of these majority owned entities represent 1.6% and 1.4%, respectively, of the related consolidated financial statement amounts including discontinued operations as at and for the nine months ended December 31, 2008.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 27, 2009 (except for Notes 2, 12, 24 and 25, as to which the date is October 30, 2009)

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except per share amounts)
	Nine months ended December 31,	Year ended March 31,
	2008	2008
	(restated – note 2)	(restated – note 2)
Revenues
Services	$1,280,167	$1,486,972
Products	42,513	62,741
Total revenues	1,322,680	1,549,713
Cost of revenues (exclusive of depreciation shown below)
Services	779,305	884,976
Products	22,116	32,851
Selling, general and administrative expenses	406,383	516,091
Depreciation	18,814	19,727
Amortization of intangible assets other than brokerage backlog	11,229	12,730
Amortization of brokerage backlog	1,703	5,216
	83,130	78,122
Interest expense	11,107	16,859
Interest income	(2,855)	(3,472)
Other income, net (note 5)	(2,422)	(4,650)
Integrated Security division divestiture bonus	5,715	-
Impairment loss on available-for-sale securities (note 7)	14,680	-
Earnings before income taxes	56,905	69,385
Income taxes (note 15)	30,878	17,108
Net earnings from continuing operations	26,027	52,277
Net earnings (loss) from discontinued operations, net of income taxes (note 4)	48,840	(2,829)
Net earnings	74,867	49,448
Non-controlling interest share of earnings	12,831	15,049
Non-controlling interest redemption increment (note 12)	(25,161)	67,375
Net earnings (loss) attributable to Company (note 16)	$87,197	$(32,976)
Preferred share dividends	7,760	6,952
Net earnings (loss) attributable to common shareholders	$79,437	$(39,928)
Net earnings (loss) per common share (note 17)
Basic
Continuing operations	$0.12	$0.95
Discontinued operations	1.71	(0.03)
	$1.83	$0.92
Diluted
Continuing operations	$0.11	$0.89
Discontinued operations	1.70	(0.04)
	$1.81	$0.85
The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

	December 31, 2008	March 31, 2008
	(restated – note 2)	(restated – note 2)
Assets Current assets
Cash and cash equivalents	$79,642	$75,371
Restricted cash	10,240	8,858
Accounts receivable, net of an allowance of $12,817 (March 31, 2008 - $10,716)	175,520	185,384
Income taxes recoverable	18,080	16,887
Inventories (note 6)	10,572	11,178
Prepaid expenses and other current assets	20,876	20,748
Deferred income taxes (note 15)	11,718	19,540
Assets held for sale (note 4)	14,210	90,849
	340,858	428,815
Other receivables	16,832	4,445
Other assets (note 7)	12,459	29,383
Fixed assets (note 8)	76,789	79,949
Deferred income taxes (note 15)	10,072	12,194
Intangible assets (note 9)	178,227	163,220
Goodwill (note 10)	348,897	311,413
Assets held for sale (note 4)	6,503	59,924
	649,779	660,528
	$990,637	$1,089,343
Liabilities Current liabilities
Accounts payable	$58,172	$49,465
Accrued liabilities (note 6)	157,820	188,130
Income taxes payable	7,567	36
Unearned revenues	27,600	23,846
Long-term debt – current (note 11)	20,899	24,777
Deferred income taxes (note 15)	75	411
Liabilities related to assets held for sale (note 4)	12,946	46,977
	285,079	333,642
Long-term debt – non-current (note 11)	245,470	331,253
Other liabilities	21,832	17,914
Deferred income taxes (note 15)	42,072	41,618
Liabilities related to assets held for sale (note 4)	278	763
	309,652	391,548
Non-controlling interests (note 12)	196,765	232,600

Shareholders’ equity
Preferred shares (note 13)	144,307	149,477
Common shares (note 13)	86,913	88,919
Contributed surplus	25,899	13,135
Receivables pursuant to share purchase plan	-	(765)
Deficit	(59,061)	(129,156)
Accumulated other comprehensive earnings	1,083	9,943
	199,141	131,553
	$990,637	$1,089,343
Commitments and contingencies (notes 13 and 20)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

/s/ Bernard I. Ghert	/s/ Jay S. Hennick
Director	Director

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands of US dollars, except share amounts)

	Preferred shares		Common shares
	Issued and out- standing shares (note 13)	Amount	Issued and outstanding shares (note 13)	Amount	Contri- buted surplus	Receivables pursuant to share purchase plan	Retained earnings (deficit)	Accumulated other comprehen- sive earnings (loss)	Total shareholders’ equity (restated – note 2)
Balance, March 31, 2007	-	$-	29,922,888	$80,108	$6,557	$(1,232)	$175,346	$4,096	$264,875
SFAS 160 adjustment (notes 2, 12)	-	-	-	-	-	-	(105,196)	(498)	(105,694)
Restated balance, March 31, 2007	-	-	29,922,888	80,108	6,557	(1,232)	70,150	3,598	159,181
FIN 48 adjustment (note 15)	-	-	-	-	-	-	(4,200)	-	(4,200)
Comprehensive earnings:
Net earnings	-	-	-	-	-	-	49,448	-	49,448
Foreign currency translation adjustments	-	-	-	-	-	-	-	7,497	7,497
Less: amount attributable to NCI	-	-	-	-	-	-	-	(1,063)	(1,063)
Unrealized loss on available-for-sale equity securities, net of income taxes of $20	-	-	-	-	-	-	-	(89)	(89)
Comprehensive earnings									55,793
NCI share of earnings	-	-	-	-	-	-	(15,049)	-	(15,049)
NCI redemption increment	-	-	-	-	-	-	(67,375)	-	(67,375)
Subsidiaries’ equity transactions	-	-	-	-	1,634	-	-	-	1,634

Subordinate Voting Shares:
Issued for purchase of NCI	-	-	282,649	5,868	-	-	-	-	5,868
Stock option expense	-	-	-	2,440	3,498	-	-	-	5,938
Stock options exercised	-	-	159,550	1,372	(198)	-	-	-	1,174
Purchased for cancellation	-	-	(252,500)	(869)	-	-	(5,701)	-	(6,570)
Cash payments received	-	-	-	-	1,644	467	-	-	2,111
Stock dividend (note 13)	5,979,074	149,477	-	-	-	-	(149,477)	-	-
Preferred Shares: Dividends	-	-	-	-	-	-	(6,952)	-	(6,952)
Balance, March 31, 2008 (restated – note 2)	5,979,074	149,477	30,112,587	88,919	13,135	(765)	(129,156)	9,943	131,553
Comprehensive earnings:
Net earnings	-	-	-	-	-	-	74,867	-	74,867
Foreign currency translation adjustments	-	-	-	-	-	-	-	(11,222)	(11,222)
Less: amount attributable to NCI	-	-	-	-	-	-	-	2,273	2,273
Reclass to earnings of unrealized loss on available-for-sale equity securities, net of income taxes of $20	-	-	-	-	-	-	-	89	89
Comprehensive earnings									66,007
NCI share of earnings	-	-	-	-	-	-	(12,831)	-	(12,831)
NCI redemption increment	-	-	-	-	-	-	25,161	-	25,161
Subsidiaries’ equity transactions	-	-	-	-	11,268	-	-	-	11,268

Subordinate Voting Shares:
Issued for purchase of NCI	-	-	23,952	263	-	-	-	-	263
Stock option expense	-	-	-	-	1,723	-	-	-	1,723
Tax benefit on options exercised	-	-	-	-	376	-	-	-	376
Stock options exercised	-	-	157,245	1,388	(603)	-	-	-	785
Purchased for cancellation	-	-	(960,300)	(3,657)	-	-	(11,123)	-	(14,780)
Cash payments received	-	-	-	-	-	765	-	-	765
Preferred Shares:
Purchased for cancellation	(206,800)	(5,170)	-	-	-	-	1,781	-	(3,389)
Dividends	-	-	-	-	-	-	(7,760)	-	(7,760)
Balance, December 31, 2008 (restated – note 2)	5,772,274	$144,307	29,333,484	$86,913	$25,899	$-	$(59,061)	$1,083	$199,141

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)
Cash provided by (used in)	Nine months ended December 31,	Year ended March 31,
	2008	2008
	(restated – note 2)	(restated – note 2)
Operating activities
Net earnings	74,867	49,448
Net (earnings) loss from discontinued operations	(48,840)	2,829
Items not affecting cash:
Depreciation and amortization	31,746	37,673
Deferred income taxes	10,125	(19,860)
Stock option expense	1,620	7,446
Impairment loss on available-for-sale securities	14,680	-
Other	822	2,446
Incremental tax benefit on stock options exercised	(5,184)	-
Changes in operating assets and liabilities:
Accounts receivable	16,584	(23,222)
Inventories	(61)	(915)
Prepaid expenses and other assets	1,397	(3,431)
Accounts payable	13,144	1,058
Accrued liabilities	(55,268)	23,409
Income taxes	1,858	(22,095)
Unearned revenues	(917)	3,994
Other liabilities	11,622	-
Discontinued operations	(1,815)	(1,610)
Net cash provided by operating activities	66,380	57,170
Investing activities
Acquisitions of businesses, net of cash acquired	(36,494)	(152,529)
Purchases of non-controlling interests	(38,463)	(6,773)
Sales of interests in subsidiaries to non-controlling shareholders	168	3,294
Purchases of fixed assets	(14,719)	(31,624)
Proceeds on sale of equity securities	-	-
Changes in restricted cash	(1,381)	8,071
Other investing activities	(2,679)	3,790
Discontinued operations	153,682	(3,794)
Net cash provided by (used in) investing activities	60,114	(179,565)
Financing activities
Increase in long-term debt	89,238	206,924
Repayment of long-term debt	(180,033)	(87,386)
Financing fees paid	-	(544)
Proceeds received on exercise of stock options	785	1,174
Incremental tax benefit on stock options exercised	5,184	-
Repurchase of Subordinate Voting Shares	(14,780)	(6,570)
Repurchase of Preferred Shares	(3,389)	-
Collection of receivables pursuant to share purchase plan	765	467
Capital contributions	-	1,644
Dividends paid to preferred shareholders	(7,760)	(6,952)
Distributions paid to non-controlling shareholders of subsidiaries	(11,379)	(6,878)
Discontinued operations	-	(5,184)
Net cash (used in) provided by financing activities	(121,369)	96,695
Effect of exchange rate changes on cash and cash equivalents	(5,742)	2,196
Decrease in cash and cash equivalents during the period	(617)	(23,504)
Cash and cash equivalents, beginning of period	$75,371	$97,191
Amount held by discontinued operations	5,295	6,979
	80,666	104,170
Cash and cash equivalents, end of period	$79,642	$75,371
Amount held by discontinued operations	407	5,295
	80,049	80,666
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, except share and per share amounts)
(restated – note 2)

1.	Description of the business

FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate Services, Residential Property Management and Property Services.  As described in note 4, the Company reported two former segments in discontinued operations: (i) Integrated Security Services segment, which was sold on July 1, 2008 and (ii) Business Services segment, which was disposed in March 2006.

On May 14, 2008, the Company’s Board of Directors approved a change in the Company’s fiscal year-end from March 31 to December 31.  Accordingly, these consolidated financial statements have been prepared for the nine-month period ended December 31, 2008.  See note 23 for unaudited comparative prior period results for the nine-month period.

2.	Summary of significant accounting policies

These consolidated financial statements have been restated to reflect the retrospective adoption of new accounting standards for non-controlling interests (see below).

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The most significant estimates are related to the fair value determination of assets acquired and liabilities assumed in business combinations, impairment testing of fair values of goodwill and intangible assets, the collectibility of accounts receivable and determination of deferred income taxes.  Actual results could be materially different from these estimates.  Significant accounting policies are summarized as follows:

Basis of consolidation
The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and those variable interest entities where the Company is the primary beneficiary.  Where the Company does not have a controlling interest but has the intent and ability to exert significant influence, the equity method is used.  Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents
Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash
Restricted cash consists of cash and cash equivalents over which the Company has legal ownership but is restricted as to its availability or intended use, including funds restricted by statutory deposit requirements and funds held on behalf of clients.

Inventories
Inventories are carried at the lower of cost and net realizable value.  Cost is determined by the weighted average or first in, first out methods.

Fixed assets
Fixed assets are carried at cost less accumulated depreciation.  The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred.  Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Investments in securities
The Company classifies investments in securities as a component of other assets.  Investments in available-for-sale marketable equity securities are carried at fair value with unrealized gains and losses included in other comprehensive earnings on an after-tax basis.  Other-than-temporary impairment losses are recorded in current period earnings.  Investments in held-to-maturity marketable debt securities are carried at amortized cost and are subject to impairment testing.  Investments in other equity securities are accounted for using the equity method or cost method, as applicable, and are subject to impairment testing.  Realized gains or losses and equity earnings or losses are recorded in other income.

Fair value
On April 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements.  As a result of FASB Staff Position No. 157-2, the application of SFAS 157 is delayed to January 1, 2009 for all non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.

The adoption of SFAS 157 did not have a material effect on the Company’s results of operations or financial position, however additional disclosures are now required (see note 18).  Financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy.  A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 – Unobservable inputs

Financing fees
Financing fees related to the revolving credit facility and Senior Notes are deferred and amortized to interest expense using the effective interest method.

Goodwill and intangible assets
Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at cost and, where lives are finite, are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 25 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names:
Indefinite life	not amortized
Finite life	straight-line over 15 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years
Brokerage backlog	as underlying brokerage transactions are completed

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition.  If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized.  Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using discounted expected future cash flows.

Goodwill and indefinite life intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.  Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit.  The fair values of the reporting units are estimated using a discounted cash flow approach.  If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any.  Impairment of indefinite life intangible assets is tested by comparing the carrying amount to fair value on an individual intangible asset basis.

Non-controlling interests
The minority equity positions in the Company’s subsidiaries are now referred to as non-controlling interests (“NCI”).  On January 1, 2009, the Company adopted SFAS No. 160, Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, (“SFAS 160”), which affected the guidance in ETIF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).  Except for earnings per share calculations, all presentation and disclosure requirements of SFAS 160 and EITF D-98 were adopted retrospectively, and as a result the Company recorded an increase to non-controlling interests of $105,694 (see note 12) and a corresponding decrease to shareholders’ equity as of April 1, 2007.  As a result of retrospective adoption, all periods presented have been restated for the effect of the adoption of SFAS 160 and EITF D-98.

The NCI are considered to be redeemable securities under EITF D-98.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.   This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenue
(a)	Real estate brokerage operations
Commission revenues from sales brokerage transactions are recognized at the time the service has been provided and the commission becomes legally due, except when future contingencies exist.  In most cases, close of escrow or transfer of title is a future contingency, and accordingly revenue recognition is deferred until this contingency is satisfied.

Commission revenues from real estate leasing are recognized once obligations under the commission arrangement are satisfied.  Terms and conditions of a commission arrangement generally include execution of the lease agreement and satisfaction of future contingencies such as tenant occupancy.  In most cases, a portion of the commission is earned upon execution of the lease agreement, with the remaining portion contingent on a future event, typically tenant occupancy; revenue recognition for the remaining portion is deferred until all contingencies are satisfied.

(b)	Franchisor operations
The Company operates several franchise systems within its Property Services segment.  Initial franchise fees are recognized when all material services or conditions related to the sale of the franchise have been performed or satisfied.  Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees.  Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

(c)	Service operations other than real estate brokerage and franchisor operations
Revenues are recognized at the time the service is rendered or the product is shipped.  Revenues from painting, restoration and real estate project management and appraisal projects in process are recognized on the percentage of completion method, generally in the ratio of actual costs to total estimated contract costs.  In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

Stock based compensation
For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award.  The related stock option compensation expense is allocated using the graded attribution method.  For liability classified awards, the fair value of the award is measured each period it is outstanding and changes in fair value are recorded as compensation expense.

Notional value appreciation plans
Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases.  Awards under these plans generally have a ten year term and vest after five years.  The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount.  The calculation is designed to motivate and reward employees to grow earnings and repay indebtedness and is not measured by or linked to the growth in fair value of the subsidiary’s stock.  If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value.  The related compensation expense is recorded in the consolidated statement of earnings and the liability is recorded in accrued liabilities on the consolidated balance sheet.

Foreign currency translation
Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity.  For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar.  The resulting unrealized gains or losses are reported as a component of cumulative other comprehensive earnings.  Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income taxes
Income taxes have been provided using the liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns.  Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs.  A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur.

Income taxes are not provided on the unremitted earnings of US and foreign subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in these subsidiaries.

On April 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, (“FIN 48”) which clarifies the accounting and reporting for uncertainties in income tax law (see note 15).  In accordance with FIN 48, the Company classifies interest and penalties associated with income tax positions in income tax expense.

Prior period comparative information
In prior periods, earned but unbilled revenues related to staffing services were classified within inventory.  These amounts are classified within accounts receivable as at December 31, 2008.  Comparative figures have been adjusted for this classification change in the amounts of $9,340 as of March 31, 2008.

3.	Acquisitions

Nine months ended December 31, 2008 acquisitions:
The Company completed six individually insignificant acquisitions across the three operating segments during the nine-month period ended December 31, 2008.  The Company acquired non-controlling interests from shareholders in all operating segments.

Certain of the purchase price allocations for these acquisitions are preliminary pending finalization of analyses of the assets acquired and liabilities assumed.  Details of these acquisitions are as follows:

	Nine months ended December 31, 2008
	Aggregate acquisitions	Purchases of non-controlling shareholders’ interests

Current assets	$7,897	$-
Long-term assets	286	619
Current liabilities	(3,919)	-
Long-term liabilities	(1,901)	(5,447)

Non-controlling interest	(2,472)	8,398

	(109)	3,570
Subordinate Voting Share consideration	$-	$263
Cash consideration	$31,760	$38,463

Acquired intangible assets	13,652	17,149
Goodwill	18,217	18,007

Year ended March 31, 2008 acquisitions:
On October 1, 2007, the Company acquired 80% of the shares of Field Asset Services, Inc., a provider of property services to foreclosed residential properties on behalf of its financial institution clients, headquartered in Austin, Texas.  The Company also completed 14 individually insignificant acquisitions in its Commercial Real Estate Services, Residential Property Management and Property Services segments during the year ended March 31, 2008.  The Company acquired non-controlling interests from shareholders in all operating segments.

Details of the initial acquisition allocations are as follows:

	Year ended March 31, 2008
	Field Asset Services, Inc.	Aggregate other acquisitions	Purchases of non-controlling shareholders’ interests

Current assets	$9,012	$26,894	$92
Long-term assets	564	9,052	(695)
Current liabilities	(10,855)	(41,135)	(276)
Long-term liabilities	-	(16,880)	(2,321)

Non-controlling interest	(89)	(3,109)	4,253

	(1,368)	(25,178)	1,053
Subordinate Voting Share consideration	$-	$-	$5,868
Cash consideration	$43,337	$102,226	$6,773

Acquired intangible assets	22,080	59,277	6,069
Goodwill	22,625	68,127	5,519

The purchase prices of acquisitions resulted in the recognition of goodwill.  The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects.  For acquisitions completed during the nine-month period ended December 31, 2008, goodwill in the amount of $9,575 is deductible for income tax purposes (year ended March 31, 2008 - $49,410).

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  Such contingent consideration is paid in cash at the expiration of the contingency period.  As at December 31, 2008, there was contingent consideration outstanding of up to $51,800 (March 31, 2008 - $53,600).  The contingencies will expire during the period extending to February 2012.  The contingent consideration is recorded when the contingencies are resolved and the consideration is paid or becomes payable, at which time the Company records the fair value of the consideration paid or payable, including interest, if any, as additional costs of the acquired businesses.  Total contingent consideration recognized for the nine-month period ended December 31, 2008 was $10,242, net of income tax of nil (year ended March 31, 2008 - $2,864, net of income tax of $1).  Contingent consideration paid during the nine-month period ended December 31, 2008 was $4,734 (year ended March 31, 2008 - $6,848) and the amount payable as at December 31, 2008 was $5,508 (March 31, 2008 - nil); see note 6.

The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.  The consideration for the acquisitions during the nine-month period ended December 31, 2008 was financed from cash on hand and borrowings on the Company’s revolving credit facility.

Following are the Company’s unaudited consolidated pro forma results assuming the acquisitions occurred on the first day of the period of acquisition.  The year immediately prior to the period of acquisition also includes the pro forma results of the acquisitions.

(unaudited)	Nine months ended December 31, 2008	Year ended March 31, 2008

Pro forma revenues	$1,356,153	$1,761,163
Pro forma net earnings from continuing operations	12,587	41,198

Pro forma net earnings per share from continuing operations
Basic	$0.16	$1.15
Diluted	0.14	1.07

These unaudited consolidated pro forma results have been prepared for illustrative purposes only and do not purport to be indicative of results of operations that would have actually resulted had the combinations been in effect at the beginning of each period or of future results of operations.

4.	Dispositions

On July 1, 2008, the Company completed the sale of the businesses comprising its Integrated Security Services (“ISS”) segment.  As a condition to closing, the Company was required to acquire the non-controlling interests of its non-wholly owned ISS subsidiaries.  The Company received aggregate cash consideration of $162,385 ($155,031 net of cash sold).  The pre-tax gain on the disposal was $80,497, before current income taxes of $10,788, resulting in a net gain of $69,709.  The net gain on disposal included the realization of a gain of $6,792 related to cumulative foreign currency translation.  The ISS segment has been reported as discontinued operations for all periods presented.

In December 2008, the Company decided to sell its Chicago-based US mortgage brokerage and servicing operation (“USMB”) due to adverse credit market conditions.  USMB was previously reported within the Commercial Real Estate Services segment.  USMB is classified as held for sale as of December 31, 2008, and its operating results are reported as discontinued operations for all periods presented.  The Company wrote the net assets of USMB down to fair value less cost to sell as of December 31, 2008, with a loss in the amount of $11,021, which included a deferred income tax valuation allowance of $1,501.

In January 2008, the Company decided to exit its Canadian commercial mortgage securitization operation (“CCMS”) due to adverse credit market conditions.  CCMS was previously reported within the Commercial Real Estate Services segment.  The exit was complete as of March 31, 2008 except for the disposal of the remaining mortgage loans receivable and related taxes and interest rate derivative contracts.  The mortgage assets are expected to be sold as soon as practicable.  This operation has been reported as discontinued operations for all periods presented.

On March 17, 2006, the Company sold its 88.3% interest in Resolve Corporation (“Resolve”), its Business Services segment, to a subsidiary of Resolve Business Outsourcing Income Fund (“RBO Fund”) upon the initial public offering of RBO Fund.  Resolve is reported as discontinued operations for all periods presented.  During the year ended March 31, 2008, a gain was recognized in connection with the settlement of a liability related to the Resolve disposal.  The settlement resulted in a cash payment to the purchaser of the disposed operation in the amount of $1,036 and a gain on settlement in the amount of $2,265 (including an income tax benefit of $187).

The operating results of the discontinued operations are as follows:

Operating results	Nine months ended December 31,	Year ended March 31,
	2008	2008

Revenues
ISS	$47,158	$208,430
USMB	8,840	23,502
CCMS	(6,407)	(9,064)
Resolve	-	-
	49,591	222,868

Operating earnings (loss) before income taxes
ISS	$1,683	$11,110
USMB	(7,141)	(4,664)
CCMS	(5,852)	(12,761)
Resolve	-	2,078
	(11,310)	(4,237)
(Recovery of) provision for income taxes	(1,462)	(1,408)
Net operating (loss) earnings from discontinued operations	(9,848)	(2,829)
Net gain on disposal	69,709	-
Net loss on write down of USMB	(11,021)	-
Net earnings (loss) from discontinued operations	$48,840	$(2,829)

Net earnings (loss) per share from discontinued operations
Basic	$1.71	$(0.03)
Diluted	1.70	(0.04)

The assets and liabilities of ISS are classified as held for sale and are as follows:

Balance sheets	December 31, 2008	March 31, 2008

Assets held for sale
Cash and cash equivalents	$-	$3,834
Accounts receivable, net	-	46,937
Inventories	-	15,164
Prepaid expenses and other current assets	-	856
Fixed assets	-	5,153
Goodwill	-	30,630
Other	-	2,671
Total	$-	$105,245

Liabilities held for sale
Bank overdraft	$-	$-
Accounts payable	-	11,765
Accrued liabilities	-	18,048
Unearned revenues	-	3,585
Other	-	472
Total	$-	$33,870

The assets and liabilities of USMB are classified as held for sale and are as follows:

Balance sheets	December 31, 2008	March 31, 2008

Assets held for sale
Cash and cash equivalents	$406	$1,447
Accounts receivable, net	714	1,005
Deferred income taxes	-	1,888
Fixed assets	594	1,042
Goodwill	-	10,682
Intangible assets	1,886	2,699
Other	294	244
Total	$3,894	$19,007

Liabilities held for sale
Accrued liabilities	$1,790	$1,219
Other	278	321
Total	$2,068	$1,540

The assets and liabilities of CCMS are classified as held for sale and are as follows:

Balance sheets	December 31, 2008	March 31, 2008

Assets held for sale
Cash and cash equivalents	$1	$14
Mortgage loans receivable	12,679	20,809
Deferred income taxes	3,945	6,803
Other	194	642
Total	$16,819	28,268

Liabilities held for sale
Interest rate derivative contracts	$10,820	$11,724
Other	336	2,354
Total	$11,156	$14,078

CCMS has fixed-rate commercial mortgage loans receivable.  The mortgages were funded under co-lending agreements whereby CCMS advanced 20% or less of the principal amount.  The co-lenders advanced 80% or more of the principal amount directly to the borrowers.  The CCMS interest in the mortgages is subordinate to the co-lenders’ interests.  CCMS has the right to purchase the co-lenders’ interest in any mortgage at any time at par value and the co-lenders have the right to purchase the CCMS interest in the mortgages after six months at par value.  Mortgage loans receivable are carried on an individual basis at the lower of cost and market, which is calculated based on contractually established commitments from investors or current investor yield requirements.

When CCMS sells mortgage loans, the mortgage loans are removed from the balance sheet and a gain or loss is recognized in current period earnings immediately, based on the carrying values of the mortgage loans transferred.  Servicing rights are sold with the mortgages and it is CCMS policy not to retain a residual interest in the mortgages sold.

CCMS entered into interest rate derivative contracts to cover the full value of the mortgages written, including the portion funded by a co-lender which CCMS has the right and intention to call, while mortgages await sale.  The contracts are recorded on the consolidated balance sheets as assets or liabilities and carried at fair value.  Changes in the fair value of contracts are recognized in net earnings from discontinued operations. The contracts effectively convert the fixed-rate mortgage loans to floating rates.  Hedge accounting has not been accorded to the portion of the contracts that match the mortgages held for sale as the contracts do not meet the criteria for hedge accounting.

As at December 31, 2008, CCMS had interest rate derivative contracts to convert $60,344 of fixed-rate mortgage loans receivable to floating rates (March 31, 2008 - $143,500) with a fair value loss of $10,758 (March 31, 2008 - $11,724).  The derivative contracts expire on March 31, 2009.  The fair values of derivative contracts are determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

For the nine-month period ended December 31, 2008 a loss of $6,407 was recorded in discontinued operations relating to the derivative contracts, which was comprised of $875 unrealized losses (year ended March 31, 2008 - unrealized losses of $11,278) on outstanding contracts and $5,532 of realized losses (year ended March 31, 2008 - realized gains of $1,812) on the settlement of the contracts.

During the nine-month period ended December 31, 2008, CCMS recognized pre-tax gains (after realized gains on derivatives contracts) of nil (year ended March 31, 2008 - $2,516) on the securitization of mortgage loans with unpaid principal balances of nil (year ended March 31, 2008 - $195,903).  In connection with the sale of mortgages, CCMS is obligated to cure or repurchase any mortgage sold that has a breach or defect related to the origination and underwriting process.  As at December 31, 2008, the Company determined that the fair value of future payments under this obligation was nil.  The fair value was initially measured based on a the present value of the expected cash flows in conjunction with considering the premium that would be required to issue a similar guarantee in a standalone arm’s length transaction with an unrelated party.

5.	Other income
	Nine months ended December 31,	Year ended March 31,
	2008	2008

Earnings from available-for-sale securities	$1,268	$2,292
Earnings from equity method investments	207	2,006
Net gain on sale of equity securities	-	-
Other	947	352
	$2,422	$4,650

6.	Components of working capital accounts

	December 31, 2008	March 31, 2008
Inventories
Work-in-progress	$4,465	$3,530
Finished goods	2,797	4,251
Supplies and other	3,310	3,397
	$10,572	$11,178

Accrued liabilities
Accrued payroll, commission and benefits	$107,756	$159,696
Accrued interest	2,160	3,871
Customer advances	3,161	2,937
Contingent acquisition consideration payable	5,508	-
Liabilities in connection with Resolve operation	-	-
Other	39,235	21,626
	$157,820	$188,130

7.	Other assets

	December 31, 2008	March 31, 2008
Available-for-sale equity securities	$2,720	$17,291
Equity method investments	2,703	5,086
Held-to-maturity debt securities	2,446	2,280
Financing fees, net of accumulated amortization of $1,655 (March 31, 2008 - $1,703)	1,223	1,754
Other	3,367	2,972
	$12,459	$29,383

The Company’s available-for-sale equity securities consist of securities of a subsidiary of RBO Fund (see note 4).  During the nine-month period ended December 31, 2008, the Company’s available-for-sale securities were deemed to be other-than-temporarily impaired and a non-cash charge of $14,680 ($12,038 net of income taxes) was recorded in the statement of earnings as of December 31, 2008.

8.	Fixed assets

December 31, 2008		Accumulated
	Cost	depreciation	Net

Land	$3,070	$-	3,070
Buildings	11,683	2,717	8,966
Vehicles	22,158	14,842	7,316
Furniture and equipment	51,713	28,678	23,035
Computer equipment and software	47,457	25,100	22,357
Leasehold improvements	27,814	15,769	12,045
	163,895	87,106	76,789

March 31, 2008		Accumulated
	Cost	depreciation	Net

Land	$3,070	$-	$3,070
Buildings	11,683	2,517	9,166
Vehicles	21,217	13,050	8,167
Furniture and equipment	46,327	21,850	24,477
Computer equipment and software	40,462	18,681	21,781
Leasehold improvements	24,874	11,586	13,288
	$147,633	$67,684	$79,949

Included in fixed assets are vehicles and computer equipment under capital lease at a cost of $11,750 (March 31, 2008 - $11,510) and net book value of $4,773 (March 31, 2008 - $5,518).

9.	Intangible assets

December 31, 2008	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$115,585	$23,157	$92,428
Franchise rights	34,266	9,154	25,112
Trademarks and trade names:
Indefinite life	20,907	-	20,907
Finite life	35,369	4,425	30,944
Management contracts and other	10,641	4,285	6,356
Brokerage backlog	7,054	4,574	2,480
	$223,822	$45,595	$178,227

March 31, 2008	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$99,005	$15,126	$83,879
Franchise rights	31,682	7,941	23,741
Trademarks and trade names:
Indefinite life	18,559	-	18,559
Finite life	30,155	3,833	26,322
Management contracts and other	11,850	3,518	8,332
Brokerage backlog	5,608	3,221	2,387
	$196,859	$33,639	$163,220

During the nine-month period ended December 31, 2008, the Company acquired the following intangible assets:

	Amount	Estimated weighted average amortization period (years)

Customer lists and relationships	$20,140	10.3
Franchise rights	1,951	19.2
Trademarks and trade names	6,867	19.4
Brokerage backlog	1,843	0.9
	$30,801	10.9

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2009	$ 17,922
2010	14,730
2011	13,160
2012	11,862
2013	10,551

During the nine-month period ended December 31, 2008, charges of $275 (year ended March 31, 2008 - $1,149) were recognized in connection with impairments of intangible assets.  In all three periods, the impairments were attributable to faster than expected erosion of customer relationships in the Commercial Real Estate and Residential Property Management segments.  The charges were recorded in amortization expense.  The fair value of the intangible assets and the asset groups they are components of were estimated using discounted expected future cash flows.

10.	Goodwill
	Commercial Real Estate Services	Residential Property Management	Property Services	Consolidated

Balance, March 31, 2007	$87,470	$78,247	$43,935	$209,652
Adjustments to goodwill resulting from adjustments to purchase price allocations	27	(594)	71	(496)
Goodwill resulting from contingent acquisition consideration	2,757	26	81	2,864
Goodwill resulting from purchases of non-controlling interests	2,228	1,109	2,212	5,549
Goodwill acquired during period	39,103	29,024	22,625	90,752
Goodwill disposed during period	(421)	-	-	(421)
Foreign exchange	3,332	11	170	3,513
Balance, March 31, 2008	134,496	107,823	69,094	311,413
Adjustments to goodwill resulting from adjustments to purchase price allocations	(1,838)	(2,239)	4,500	423
Goodwill resulting from contingent acquisition consideration	1,898	6,477	-	8,375
Goodwill resulting from purchases of non-controlling interests	4,842	10,024	3,141	18,007
Goodwill acquired during period	16,681	297	1,239	18,217
Foreign exchange	(7,391)	(62)	(85)	(7,538)
Balance, December 31, 2008	$148,688	$122,320	$77,889	$348,897

Goodwill in the amount of $10,682 related to the USMB discontinued operation was written off as of December 31, 2008.

11.	Long-term debt
	December 31, 2008	March 31, 2008

Revolving credit facility	$62,482	$132,500
8.06% Senior Notes	42,856	57,142
6.40% Senior Notes	50,000	50,000
5.44% Senior Notes	100,000	100,000
Capital leases bearing interest ranging from 5% to 10%, maturing at various dates through 2013	4,460	5,589
Other long-term debt bearing interest at 4% to 10%, maturing at various dates through 2014	6,571	10,799
	266,369	356,030
Less: current portion	20,899	24,777
	$245,470	$331,253

On September 6, 2007, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five-year term.  The amended revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios determined quarterly.  The revolving credit facility had $134,236 of available un-drawn credit as at December 31, 2008 ($70,700 was un-drawn at March 31, 2008).  As of December 31, 2008, letters of credit in the amount of $5,782 were outstanding ($4,300 as at March 31, 2008).  The revolving credit facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios, and also includes an uncommitted accordion provision providing an additional $50,000 of borrowing capacity under certain circumstances.

The Company has outstanding $42,856 of 8.06% fixed-rate Senior Notes (the “8.06% Notes”) (March 31, 2008 - $57,142).  The 8.06% Notes have a final maturity of June 29, 2011, with seven equal annual principal repayments which began on June 29, 2005.  The Company also has outstanding $50,000 of 6.40% fixed-rate Senior Notes (the “6.40% Notes”).  The 6.40% Notes have a final maturity of September 30, 2015 with four equal annual principal repayments commencing on September 30, 2012.  The Company also has outstanding $100,000 of 5.44% fixed-rate Senior Notes (the “5.44% Notes”).  The 5.44% Notes have a final maturity of April 1, 2015 with five equal annual principal repayments beginning on April 1, 2011.

The Company has indemnified the holders of the 8.06% Notes, 6.40% Notes and 5.44% Notes (collectively, the “Notes”) from all withholding taxes that are or may become applicable to any payments made by the Company on the Notes.  The Company believes this exposure is not material as of December 31, 2008.

The revolving credit facility and the Notes rank equally in terms of seniority.  The Company has granted these lenders collateral including the following: an interest in all of the assets of the Company including the shares of the Company’s subsidiaries; an assignment of material contracts; and an assignment of the Company’s “call” rights with respect to shares of the subsidiaries held by non-controlling interests.

The covenants of the revolving credit facility and the Notes agreements require the Company to maintain certain ratios including leverage, fixed charge coverage, interest coverage and net worth.  The Company is prohibited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The effective interest rate on the Company’s debt is 5.4%.  The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2009	$ 20,899
2010	16,655
2011	35,126
2012	95,236
2013	32,655
Thereafter	65,798

12.	Non-controlling interests

The following table provides a reconciliation of the beginning and ending NCI amounts:
	Nine months ended December 31, 2008	Year ended March 31, 2008

Balance, March 31, 2007, as previously presented		$48,306
Adjustment on adoption of SFAS 160		105,694
Balance, beginning of period	$232,600	154,000
NCI share of earnings	12,831	15,049
NCI share of other comprehensive earnings	(2,273)	1,561
NCI redemption increment	(25,161)	66,877
Dividends paid to NCI	(11,379)	(6,930)
Purchases of interests from NCI, net	(12,361)	(1,748)
NCI recognized upon business acquisitions	2,508	3,791
Balance, end of period	$196,765	$232,600

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of December 31, 2008 was $196,765.  If all put or call options were settled with Subordinated Voting Shares as at December 31, 2008, approximately 13,975,000 such shares would be issued.

13.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Preferred Shares, issuable in series;
An unlimited number of Subordinate Voting Shares having one vote per share; and
An unlimited number of Multiple Voting Shares having 20 votes per share, convertible at any time into Subordinate Voting Shares at a rate of one Subordinate Voting Share for each Multiple Voting Share outstanding.

The following table provides a summary of total capital stock issued and outstanding:

	Preferred Shares		Subordinate Voting Shares		Multiple Voting Shares		Total Common Shares
	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Balance, March 31, 2008	5,979,074	$149,477	28,786,893	$88,546	1,325,694	$373	30,112,587	$88,919
Balance, December 31, 2008	5,772,274	144,307	28,007,790	86,540	1,325,694	373	29,333,484	86,913

On August 1, 2007, the Company issued a stock dividend in the form of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”) to holders of Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”).  One Preferred Share was issued for every five outstanding Common Shares.  The stock dividend resulted in the issuance of 5,979,074 Preferred Shares, with an aggregate par value of $149,477.  Each Preferred Share has a stated amount of $25.00.  Preferred dividends are payable quarterly on or about the last day of each quarter.

As at December 31, 2008, the Company may redeem each Preferred Share for $25.75 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.75.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

The following table provides the pro forma impact on diluted earnings per common share of the preferred dividends on the comparative periods.

	Nine months ended December 31,	Year ended March 31,
	2008	2008
Diluted earnings per common share from continuing operations:
As reported	$0.11	$0.89
Impact of preferred dividends on comparative periods	-	(0.12)
Pro forma	$0.11	$0.77

During the nine-month period ended December 31, 2008, the Company repurchased 960,300 (year ended March 31, 2008 - 252,500) Subordinate Voting Shares for cancellation under a Normal Course Issuer Bid filed with the Toronto Stock Exchange, which allowed the Company to repurchase up to 5% of its outstanding shares on the open market during a twelve-month period. The repurchase cost is allocated to common shares for the weighted average book value and to retained earnings for any excess.

During the nine-month period ended December 31, 2008, the Company repurchased 206,800 (years ended March 31, 2008 - nil) Preferred Shares for cancellation under a Normal Course Issuer Bid filed with the Toronto Stock Exchange, which allowed the Company to repurchase up to 5% of its outstanding shares on the open market during a twelve-month period. The repurchase cost is allocated to preferred shares for the weighted average book value and to retained earnings for any deficiency.

Pursuant to an agreement approved in February 2004, the Company agreed that it will make payments to its Chief Executive Officer (“CEO”) that are contingent upon the arm’s length sale of control of the Company or upon a distribution of the Company’s assets to shareholders.  The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets.  The right to receive the payments may be transferred among members of the CEO’s family, their holding companies and trusts.  The agreement provides for the CEO to receive each of the following two payments.  The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$5.675.  The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$11.05.

14.	Stock-based compensation

The following table provides a summary of stock-based compensation expense:

	Nine months ended December 31,	Year ended March 31,
	2008	2008

Stock option expense – Company plan	$1,723	$5,938
Stock option expense – subsidiary plan	(103)	1,508
Notional value appreciation plans – subsidiaries	931	373
	$2,551	$7,819

Company stock option plan
The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term and expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued under the plan are new shares.  As at December 31, 2008, there were 854,000 options available for future grants (March 31, 2008 - 338,000).

Grants under the Company’s stock option plan are equity classified awards under SFAS 123R.  Stock option activity for the three years ended March 31, 2008 and nine-month period ended December 31, 2008 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options – March 31, 2007	1,445,550	$14.12
Granted	175,500	32.24
Exercised	(159,550)	7.28
Forfeited	(7,500)	27.81
Shares issuable under options – March 31, 2008	1,454,000	16.94
Granted	349,000	17.10
Exercised	(157,245)	4.76
Forfeited	(65,000)	15.54
Shares issuable under options – December 31, 2008	1,580,755	$18.24	2.61	$ 753
Options exercisable – December 31, 2008	676,055	$15.61	1.70	$ 752

As at December 31, 2008, the range of option exercise prices was $5.59 to $33.25 per share.  Also as at December 31, 2008, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $753 and 0.9 years, respectively.

The following table summarizes information about option exercises during the nine-month period ended December 31, 2008 and year ended March 31, 2008:

	Nine months ended December 31,	Year ended March 31,
	2008	2008

Number of options exercised	157,245	159,550

Aggregate fair value	$2,342	$4,885
Intrinsic value	1,593	3,711
Amount of cash received	$749	$1,174

Tax benefit recognized	$542	$-

As at December 31, 2008, there was $2,343 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4.0 years.  During the nine-month period ended December 31, 2008, the fair value of options vested was $682 (year ended March 31, 2008 - $1,734).

In October 2007, the Company received an inquiry from the Ontario Securities Commission related to granting of Company stock options.  A comprehensive review of historical stock option granting processes and the related accounting for the 13-year period from 1995 to 2007 was conducted by a Special Committee of the Company’s Board of Directors comprised of independent directors.  As a result of the review, the Special Committee found that the practice followed by the Company in granting stock options was not accounted for correctly and recommended the measurement dates of certain option grants be revised for accounting purposes.  As a result, $3,278 of incremental non-cash compensation expense was recorded in the year ended March 31, 2008 to correct the error and exercise prices of outstanding unexercised options were revised.  In addition, cash payments of $1,644 were received in the year ended March 31, 2008 on account of adjustments to exercise prices of previously exercised options and recorded as contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

	Nine months ended December 31,	Year ended March 31,
	2008	2008
Risk-free interest rate	2.2%	4.8%
Expected life in years	4.70	3.75
Expected volatility	30.5%	26.4%
Dividend yield	0%	0%

Weighted average fair value per option granted	$4.53	$9.31

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term.  The expected term represents the estimated period of time until exercise and is based on historical experience.  Prior to January 1, 2008, the expected term was calculated using the simplified method under SAB 107.  The expected volatility is based on the historical prices of the Company’s shares.  The dividend yield assumption is based on the Company’s present intention to retain all earnings in respect of the Common Shares.

Subsidiary stock option plan
The Company has a stock option plan at one of its subsidiaries.  Grants under the subsidiary stock option plan are equity classified awards and liability classified awards under SFAS 123R.  The impact of potential dilution from this plan is reflected in the Company’s diluted earnings per common share (note 17).

15.	Income taxes

Income taxes differ from the amounts that would be obtained by applying the statutory rate to the respective years’ earnings before taxes.  These differences result from the following items:

	Nine months ended December 31,	Year ended March 31,
	2008	2008
Income tax expense using combined statutory rate of 34% (March 31, 2008 – 35%)	$19,062	$24,588
Permanent differences	(1,117)	70
Adjustments in tax liabilities of prior periods	(2,405)	522
Effects of changes in enacted tax rates	1,495	(420)
Changes in provisions for uncertain tax positions	2,629	1,733
Stock-based compensation	(645)	(1,290)
Foreign tax rate differential	(4,498)	(9,373)
Withholding taxes	476	-
Other taxes	254	-
Losses not recognized – valuation allowance	15,627	1,278
Provision for income taxes as reported	$30,878	$17,108

Earnings before income taxes by tax jurisdiction comprise the following:

	Nine months ended December 31,	Year ended March 31,
	2008	2008

Canada	$17,399	$15,515
United States	18,043	32,154
Foreign	21,463	21,716
Total	$56,905	$69,385

The provision for income taxes comprises the following:

	Nine months ended December 31,	Year ended March 31,
	2008	2008

Current
Canada	$3,554	$8,839
United States	22,496	18,063
Foreign	7,989	12,743
	34,039	39,645
Deferred
Canada	(6,553)	(10,829)
United States	4,596	(8,319)
Foreign	(1,204)	(3,389)
	(3,161)	(22,537)
Total	$30,878	$17,108

The significant components of deferred income taxes are as follows:

	December 31, 2008	March 31, 2008
Deferred income tax assets
Loss carry-forwards	$8,117	$24,106
Expenses not currently deductible	8,641	3,155
Stock-based compensation	1,942	3,284
Provision for doubtful accounts	2,566	1,092
Inventory and other reserves	524	97
	21,790	31,734
Deferred income tax liabilities
Depreciation and amortization	39,956	34,172
Unrealized foreign exchange gains	1,428	4,582
Investments	526	2,717
Prepaid and other expenses deducted for tax purposes	132	448
Financing fees	105	110
	42,147	42,029
Net deferred income tax liability	$(20,357)	$(10,295)

As at December 31, 2008, the Company had Canadian net operating loss carry-forward balances of approximately $26,235 (March 31, 2008 - $41,432) prior to a valuation allowance of nil (March 31, 2008 - $3,950).  These amounts are available to reduce future federal and provincial income taxes.  Net operating loss carry-forward balances attributable to Canada and the United States expire over the next 20 years.  The Company also had foreign net operating loss carry-forward balances as at December 31, 2008 of approximately $58,633 (March 31, 2008 - $43,582), prior to a valuation allowance of $57,457 (March 31, 2008 - $19,062).  Foreign capital loss carry-forward balances amounted to $8,017 (March 31, 2008 - $9,870) as at December 31, 2008 prior to a valuation allowance of $8,017 (March 31, 2008 - $9,870).  Additional net operating loss and capital loss carry-forward balances of $15,416 as at December 31, 2008 (March 31, 2008 - $15,416) and $8,017 (March 31, 2008 - $9,870) respectively relate to losses acquired in the 2004 CMN acquisition.  Any benefit realized with respect to these losses would be recorded as a reduction in goodwill.

Cumulative unremitted earnings of US and foreign subsidiaries approximated $141,730 as at December 31, 2008 (March 31, 2008 - $145,014).

The cumulative effect of the adoption of FIN 48 was an increase in tax provisions of $3,800, including $700 of accrued interest, which was accounted for as a reduction to retained earnings as at April 1, 2007 of $4,200 and a reduction in goodwill of $400.  The liability for income taxes associated with uncertain tax positions was $4,735 as at April 1, 2007, $10,671 as at March 31, 2008 and $12,903 as at December 31, 2008.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefit is as follows:

Balance, April 1, 2007	$4,735
Increases based on tax positions related to the current period	445
Increases for tax positions of prior periods	1,470
Decreases for tax positions of prior periods	(490)
Increases from acquisitions	4,511
Balance, March 31, 2008	$10,671
Increases based on tax positions related to the current period	2,459
Increases for tax positions of prior periods	603
Decreases for tax positions of prior periods (including lapses in statutes of limitations)	(830)
Balance, December 31, 2008	$12,903

Of the $12,903 (March 31, 2008 - $10,671) in gross unrecognized tax benefits, $8,062, (March 31, 2008 - $5,341) would affect the Company’s effective tax rate if recognized.  For the nine-month period ended December 31, 2008, $554 of interest and penalties related to provisions for income taxes was recorded in income tax expense (year ended March 31, 2008 - $77).  As at December 31, 2008, the Company had accrued $1,331 (March 31, 2008 - $777) for potential income-tax related interest and penalties.

The Company’s significant tax jurisdictions include the United States of America, Canada and Australia.  The number of years with open tax audits varies depending on the tax jurisdictions.  Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.  Tax returns in Australia are generally open for four years.

Within the next twelve months, the Company believes it is reasonably possible that the total amount of unrecognized tax benefits associated with certain positions may be reduced due to lapses in the statutes of limitations.  The Company estimates that the unrecognized tax benefits at December 31, 2008 could be reduced by approximately $753.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above.  Actual settlements may differ from the amounts accrued.  The Company has, as part of its FIN 48 analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

16.	Net earnings (loss) attributable to the Company

The following table sets out the earnings (loss) attributable to the Company’s common shareholders:

	Nine months ended December 31,	Year ended March 31,
	2008	2008

Amounts attributable to the Company:
Continuing operations	$36,668	$(31,402)
Discontinued operations	50,529	(1,076)
Net earnings	87,197	(32,478)
Preferred share dividends	7,760	6,952
Net earnings (loss) attributable to common shareholders	$79,437	$(39,430)

17.	Earnings per common share

Consistent with the transition provisions within EITF D-98, the Company is presenting the effect of the adoption of SFAS 160 and EITF D-98 on earnings per common share prospectively, effective January 1, 2009.

The following table reconciles the numerator used to calculate diluted earnings per common share:

	Nine months ended December 31,	Year ended March 31,
	2008	2008

Net earnings from continuing operations	$11,508	$35,474
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(530)	(1,473)
Preferred Share dividends	(7,760)	(6,952)
Net earnings from continuing operations for diluted earnings per share calculation purposes	$3,218	$27,049

Net earnings available to common shareholders	$54,276	$27,447
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(530)	(1,473)
Net earnings for diluted earnings per share calculation purposes	$53,746	$25,974

The Preferred Shares are anti-dilutive and thus not included in the denominator for diluted earnings per common share calculations.  The following table reconciles the denominator used to calculate earnings per common share:

	Nine months ended December 31,	Year ended March 31,
	2008	2008

Shares issued and outstanding at beginning of period	30,112,587	29,922,888
Weighted average number of shares:
Issued during the period	63,469	106,139
Repurchased during the period	(592,113)	(124,371)

Weighted average number of shares used in computing basic earnings per share	29,583,943	29,904,656
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	170,739	642,310
Number of shares used in computing diluted earnings per share	29,754,682	30,546,966

18.	Other supplemental information
	Nine months ended December 31,	Year ended March 31,
	2008	2008

Franchisor operations
Revenues	$63,987	$99,351
Operating earnings	17,308	26,199
Initial franchise fee revenues	3,887	5,606

Cash payments made during the period
Income taxes	$20,628	$45,275
Interest	13,907	19,268
Non-cash financing activities
Increases in capital lease obligations	$1,403	$4,115

Other expenses
Rent expense	$35,546	$46,681

19.	Financial instruments

Concentration of credit risk
The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables.  Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines in various countries.

Interest rate risk
The Company maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time.  The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds. Fluctuations in interest rates affect the fair value of the hedging contracts as their value depends on the prevailing market interest rate.  Hedging contracts are monitored on a monthly basis.

As at December 31, 2008 and March 31, 2008, except as disclosed in note 4, the Company had no interest rate hedges.

Fair values of financial instruments
The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values for other financial instruments

	December 31, 2008		March 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
Other receivables	$16,832	$16,832	$4,445	$4,445
Held-to-maturity securities	6,195	$6,199	4,773	$4,833
Available-for-sale securities	2,720	2,720	17,291	17,291
Long-term debt	266,369	302,494	356,030	392,429

Other receivables include notes receivable from minority shareholders and from the sale of former subsidiaries.  Held-to-maturity investments have various maturities through to 2013 and are included under the balance sheet captions “restricted cash”, “prepaid expenses and other current assets” and “other assets”.  Available-for-sale securities consist of equity securities of a subsidiary of RBO Fund (see note 7).

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2008:

	Carrying value at December 31,	Fair value measurements at December 31, 2008
	2008	Level 1	Level 2	Level 3

Available-for-sale securities	$2,720	$2,720	$-	$-
Interest rate derivative contracts (discontinued operations)	10,758	-	10,758	-

The valuation technique used to measure the fair value for available-for-sale securities is the quoted market price.  Interest rate derivative contracts are measured at fair value using a valuation model with market price inputs obtained from third parties.

The following table provides the financial assets and liabilities measured at fair value for impairment assessment as of December 31, 2008 and are subject to fair value adjustments in certain circumstances:
	Carrying value at December 31,	Fair value measurements at December 31, 2008
	2008	Level 1	Level 2	Level 3

Held-to-maturity securities	$6,195	$-	$6,199	$-

Held-to-maturity investments are valued based on market prices obtained from third parties.

20.	Commitments and contingencies

(a)	Lease commitments
Minimum operating lease payments are as follows:

Year ending December 31
2009	$40,774
2010	38,418
2011	33,557
2012	28,127
2013	22,465
Thereafter	40,580

(b)	Contingencies
In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts recorded, will not have a material impact on the Company’s financial condition or the results of operations.

21.	Related party transactions

During the nine-month period ended December 31, 2008, the Company paid $2,640 (year ended March 31, 2008 - $2,579) in rent to entities controlled by minority shareholders of subsidiaries.  In addition, $2,249 (year ended March 31, 2008 - $1,168) of service revenues were earned from entities controlled by minority shareholders of subsidiaries and $1,103 (year ended March 31, 2008 - $493) of expenses were paid to entities controlled by minority shareholders of subsidiaries.  During the year ended March 31, 2008, the Company received $1,644 of cash payments from officers and directors on account of adjustments to exercise prices of previously exercised options.

As at December 31, 2008, the Company had $14,867 of loans receivable from minority shareholders (March 31, 2008 – $1,946).

22.	Segmented information

Operating segments
The Company has three reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  Commercial Real Estate Services provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Services operates franchise systems, a vendor network and Company-owned “branchise” stores with customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

Included in total assets of the Commercial Real Estate Services segment at December 31, 2008 is $2,377 (March 31, 2008 - $3,342) of investments in subsidiaries accounted for under the equity method.

Nine months ended December 31, 2008	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Revenues	$578,192	$475,251	$269,114	$123	$1,322,680
Depreciation and amortization	17,975	7,815	5,695	261	31,746
Operating earnings	17,442	36,436	36,278	(7,026)	83,130
Other expense, net					(17,973)
Interest expense, net					(8,252)
Income taxes					(30,878)
Net earnings from continuing operations					26,026
Net earnings from discontinued operations					48,841
Net earnings					$74,867
Total assets	$404,781	$332,765	$222,485	$9,893	$969,924
Discontinued operations					20,713
					$990,637
Total additions to long-lived assets	21,501	21,068	7,395	-	49,964

Year ended March 31, 2008	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Revenues	$787,467	$544,926	$216,972	$348	$1,549,713
Depreciation and amortization	21,219	10,450	5,654	350	37,673
Operating earnings	21,554	39,790	32,745	(15,967)	78,122
Other income, net					4,650
Interest expense, net					(13,387)
Income taxes					(17,108)
Net earnings from continuing operations					52,278
Net loss from discontinued operations					(2,830)
Net earnings					$49,448
Total assets	$407,850	$290,692	$191,553	$48,475	$938,570
Discontinued operations					150,773
					$1,089,343
Total additions to long-lived assets	79,873	64,471	53,560	364	198,268

Geographic information
Revenues in each geographic region are reported by customer location.  Amounts reported in geographic regions other than the United States, Canada and Australia are primarily denominated in US dollars and Euros.

	Nine months ended December 31,	Year ended March 31,
	2008	2008

United States
Revenues	$852,644	$978,868
Total long-lived assets	444,192	394,168

Canada
Revenues	$210,048	$227,249
Total long-lived assets	70,792	75,181

Australia
Revenues	$97,975	$156,812
Total long-lived assets	30,658	32,629

Other
Revenues	$162,013	$186,784
Total long-lived assets	58,271	52,604

Consolidated
Revenues	$1,322,680	$1,549,713
Total long-lived assets	$603,913	$554,582

23.	Transition period comparative data

The following table presents certain financial information for the nine-month periods ended December 31, 2008 and 2007, respectively:

	Nine months ended December 31, 2008	Nine months ended December 31, 2007
		(unaudited)
Revenues	$1,322,680	$1,180,582
Operating earnings	83,130	89,925
Earnings before income taxes	56,905	84,206
Income taxes	30,878	25,740
Earnings from continuing operations	26,027	58,466
Earnings from discontinued operations, net of income taxes	48,841	714
Net earnings	$74,867	$59,180
Net earnings per common share
Basic	$1.83	$1.32
Diluted	1.81	1.21
Weighed average common shares outstanding
Basic	29,583,943	29,878,635
Diluted	29,754,682	30,417,231

24.	Impact of recently issued accounting standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”).  SFAS 141R changed the method of accounting for business acquisitions at the acquisition date and in subsequent periods.  This standard was effective prospectively for business combinations for which the acquisition date is on or after January 1, 2009.  The adoption of SFAS 141R resulted in the following changes in practice for acquisitions completed under the standard: (i) transaction costs are expensed, resulting in increases to selling, general and administrative expenses; (ii) contingent consideration is recognized at the acquisition date, resulting in increases to goodwill and accrued liabilities; and (iii) the fair value of contingent consideration is re-measured quarterly, resulting in increased volatility in earnings.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 requires enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under SFAS No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows.  The Standard was effective for the Company as of January 1, 2009 and did not have a material effect on the Company’s results of operations or financial position.

In April 2008, the FASB staff issued Statement of Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  This standard was effective for the Company as of January 1, 2009 and did not have a material effect on the Company’s results of operations or financial position.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”).  The objective of SFAS 165 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  In particular, SFAS 165 provides that: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  This standard was effective for the Company as of June 30, 2009 and did not have a material effect on the Company’s results of operations or financial position.

In June 2009, the FASB issued SFAS No. 167, New Consolidation Guidance for Variable Interest Entities, (“SFAS 167”).  SFAS 167 amends the consolidation guidance for variable interest entities.  This standard is effective as of January 1, 2010 and the Company is in the process of evaluating the impact of the adoption of SFAS 167.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of SFAS No. 162.  The Accounting Standards Codification (“ASC”) became the single source for authoritative non-governmental GAAP in the United States of America and superseded all existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the ASC has become non-authoritative.  The ASC is effective for the Company for the quarterly financial statements ended September 30, 2009 and the adoption of the ASC did not have a material effect on the Company’s results of operations or financial position.

25.	Subsequent events

On October 27, 2009, the Company filed a preliminary prospectus in connection with a public offering of 6.50% Convertible Unsecured Subordinated Debentures (the “Debentures”).  The offering is in the principal amount of $70,000, and the Company has granted the underwriters an over-allotment option of up to an additional 10% of principal amount of Debentures, which may result in a total offering principal amount of $77,000.  The price for conversion of the Debentures into Subordinate Voting Shares has been initially set at US$28.00 per share.  The Debentures have a maturity date of December 31, 2014.

On October 29, 2009, the Company acquired 29.99% of the shares of Colliers CRE plc, a commercial real estate services business headquartered in London and operating in the UK, Ireland and Spain.  The purchase price of $13,800 was funded through the revolving credit facility.